UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2002

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-14787

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

(Full title of the Plan)

DELPHI CORPORATION

5725 Delphi Drive, Troy, Michigan 48098

(Name of issuer of the securities held pursuant to the Plan
and the address of its principal executive offices)

INDEPENDENT AUDITORS’ REPORT
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SIGNATURE
EXHIBIT INDEX
Independent Auditors Consent
906 Certification of Chief Executive Officer
906 Certification of Chief Financial Officer

Page
INDEPENDENT AUDITORS’ REPORT	3
FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001:
Statements of Assets Available for Benefits	4
Statements of Changes in Assets Available for Benefits	5
Notes to Financial Statements	6-11
SIGNATURE	12
EXHIBIT INDEX
Independent Auditors’ Consent	14
Notes to Financial Statements	15-16

INDEPENDENT AUDITORS’ REPORT

Delphi Savings-Stock Purchase Program for
Salaried Employees in the United States

We have audited the accompanying statements of assets available for benefits of Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”) as of December 31, 2002 and 2001 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Program as of December 31, 2002 and 2001 and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 16, 2003

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001

ASSETS — Investment in Master Trust	$2,063,748	$2,439,760

ASSETS AVAILABLE FOR BENEFITS	$2,063,748	$2,439,760

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
(Dollars in Thousands)

	2002	2001
ADDITIONS TO ASSETS ATTRIBUTED TO:
Contributions:
Participant	$108,402	$119,355
Rollover	2,687	2,353
Employer	3,363	15,421
Net transfers from participating plans	—	2,822

Total additions	114,452	139,951

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
Net investment loss from the Master Trust and interest on participant loans	362,825	78,901
Benefits paid to participants or beneficiaries	126,533	145,118
Administrative expenses	1,106	3,779

Total deductions	490,464	227,798

NET DECREASE	(376,012)	(87,847)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	2,439,760	2,527,607

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$2,063,748	$2,439,760

See notes to financial statements.

DELPHI SAVINGS-STOCK PURCHASE PROGRAM FOR SALARIED EMPLOYEES IN THE UNITED STATES

NOTES TO FINANCIAL STATEMENTS
(Dollars in Thousands)

1.	THE PROGRAM

General — Delphi Corporation (“Delphi”) established the Delphi Savings-Stock Purchase Program for Salaried Employees in the United States (the “Program”), a defined contribution plan, in connection with the spin-off of Delphi from General Motors Corporation (“GM”), effective on May 28, 1999.

The Executive Committee of Delphi’s Board of Directors acts as the Program fiduciary and, along with various officers, employees and committees, with authority delegated from the Program fiduciary, controls and manages the operation and administration of the Program subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). This Committee designated General Motors Investment Management Corporation (“GMiMCo”) as a named fiduciary and investment advisor to the Program. State Street Bank and Trust Company acts as the Program’s trustee and Fidelity Investment Institutional Operations Company, Inc. (“Fidelity”) acts as the Program’s record keeper.

The following brief description of the Program is provided for general information purposes only. Participants should refer to the Program document and prospectus for a complete description of the Program’s provisions.

Eligibility — Eligible employees may participate in the Program upon completion of six months of service.

Participant Contributions — An eligible participant employed by Delphi (an “Employee”) may elect to contribute to the Program to the extent permissible by the Internal Revenue Service (“IRS”) as follows:

•	Employees hired on or after January 1, 2001 are automatically enrolled in the Program at a 3% pre-tax contribution rate upon meeting the required eligibility.

•	The Program was amended effective April 1, 2002 as a result of the Economic Growth and Tax Relief Reconciliation Act of 2001 (“EGTRRA”), to allow an Employee to defer up to 40% of an Employee’s eligible salary, as defined in the Program, on a pre-tax and/or after-tax basis.

•	Employees may make catch-up contributions up to IRS limits.

•	An Employee may elect to have Delphi contribute 100% of the cash portion of the Incentive Compensation Plan for Salaried Employees in the United States to the Program.

•	An Employee may elect to have Delphi contribute 100% of the Flexible Compensation Payment to the Program.

Employer Contributions — As defined in the Program document, Delphi’s matching contribution is limited to 70% of basic savings. Basic savings is defined by the Program as Employee contributions up to 7% of an Employee’s eligible salary for Employees hired prior to January 1, 2001, and up to 8% of an Employee’s eligible salary for employees hired on or after January 1, 2001. Delphi’s matching contribution is invested entirely in the Delphi Common Stock Fund. Such contributions must remain invested in this fund through December 31 of the calendar year in which the contributions were made, at which time Employer contributions may be transferred by the participant to other available investment options. Effective May 1, 2001, the Program was amended to suspend Delphi’s matching contribution for all participants. Effective February 1, 2003, the Program was amended to reinstate Delphi’s matching contributions to a level of $.30 per dollar of Employee basic savings up to 7% on annual base salary for all salaried employees. The Program was also amended to reinstate the Required Retention Period provisions applicable to the portion of basic savings that must be invested in the Delphi Common Stock Fund.

An Employee hired on or after January 1, 1993 and prior to January 1, 2001 receives additional monthly Employer contributions equal to 1% of the Employee’s eligible salary. These contributions are provided because such Employee will receive different postretirement benefit treatment than an Employee hired prior to January 1, 1993. Such contributions are credited to the Employee’s account whether or not the Employee elects to participate in the Program.

From April 2002 to February 1, 2003, participants could exchange funds required to be invested in the Delphi Common Stock Fund immediately after contribution. Funds exchanged prior to the expiration of a 30-day holding period were charged a 1% redemption fee.

Vesting — Employee and Employer contributions and earnings (losses) thereon vest immediately on allocation to the Employee’s account, except for Employees with less than three years of credited service for whom Employer contributions and earnings thereon vest on January 1, following the calendar year in which such contributions or earnings are credited. In December 2001, the Program was amended to reduce the vesting period from five years to three years, effective January 1, 2002. Forfeitures are used to offset future Employer contributions.

Fund Exchanges — Participants may exchange funds between investment options on any business day. During the Required Retention Period, this provision does not apply to either Employee or Employer contributions required to be invested in the Delphi Common Stock Fund.

Participant Withdrawals — A participant may withdraw funds from his or her account at any time after attaining age 59-1/2 without penalty. Prior to age 59-1/2, employee after-tax savings may be withdrawn at any time without penalty. However, prior to age 59-1/2, pre-tax savings may only be withdrawn upon termination of employment, retirement, death, total and permanent disability, or financial hardship and a 10% additional tax may apply. Withdrawals due to financial hardship are available. Prior to receiving a withdrawal for financial hardship, a participant previously must have taken all available asset distributions, withdrawals and loans under all applicable plans maintained by Delphi. The amount that may be withdrawn for a financial hardship is limited as defined in the Program. The Funds that represent a financial hardship withdrawal must conform to conditions required by the IRS. A participant who receives a hardship distribution shall have his or her contributions to the Program suspended for 12 months following the distribution as required by law.

Net Transfers from Participating Plans — Due to changes in the participants’ employment status, the assets of participants previously enrolled in the General Motors Savings-Stock Purchase Program and other Delphi plans were transferred into the Program while certain participants transferred their assets to other Delphi plans.

Investment Options — One-half of an Employee’s basic savings and all of Delphi’s contributions are required to be invested in the Delphi Common Stock Fund during the Required Retention Period. The remaining portion of an Employee’s contributions shall be invested at the employee’s direction, in 1% increments, in any of the following investment options:

•	Delphi Common Stock Fund — Contributions are invested in Delphi common stock.

•	Promark Funds — These investment options include many investment funds managed by General Motors Trust Company (“GMTC”), a New Hampshire State Charter Trust Company. Each of the funds has a unique objective and investment strategy. To pursue their objectives, GMTC fund managers invest in a wide variety of investments. Complete information about each Promark Fund’s objectives is provided in materials distributed by the Program.

•	Fidelity Mutual Funds — These investment options include many different mutual funds managed by Fidelity Investments. Each mutual fund has a unique objective and investment strategy. To pursue their objectives, the mutual fund managers invest in a wide variety of investments. Complete information about each mutual fund’s objectives and investments is contained in that fund’s prospectus.

Other Investments — Certain assets of former investment options are treated as follows:

•	Electrical Data Systems Corporation (“EDS”) Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	Raytheon Class A Common Stock Fund — No contributions or exchanges to this fund are permitted. Participants may only transfer out, borrow or withdraw assets from this fund.

•	GM Common Stock Funds — No contributions or exchanges to the GM $1-2/3 Par Value Common Stock and GM Class H Common Stock Funds are permitted. Participants may only transfer out, borrow or withdraw assets from these funds.

Other Investment Information — Dividends and other earnings attributable to the Delphi Common Stock Fund, the Promark Funds, and the Fidelity Mutual Funds are invested in the respective funds. Dividends attributable to the GM Common Stock Funds, EDS Common Stock Fund, and the Raytheon Class A Common Stock Fund are invested in the Promark Income Fund.

Participant Loans — Once each year, participants may borrow from their Program accounts. The amount and terms of the loans are limited under the Program. The loan interest rate is established once each quarter at a rate equal to the prevailing prime lending rate as of the previous quarter and applies to all new loans issued. Repayment of loans is generally made through after-tax payroll deductions and is invested in the same discretionary investment options that the participant selected for their savings contributions. Interest paid on the loans is credited back to the borrowing employee’s account in the Program.

Administrative Expenses — Administrative expenses consist of a 1% redemption fee on Delphi common stock assets held for less than 30 days. The redemption fee is paid to the fund and helps protect the fund’s performance and shareholders by discouraging frequent trading in response to short-term market fluctuations. Generally, costs of Plan administration are paid by Delphi. Effective June 1, 2003, a 1% redemption fee on the Promark International Equity Fund and the Promark Emerging Markets Equity Fund was instituted.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed in the preparation of the accompanying financial statements are as follows:

•	The financial statements of the Program are prepared under the accrual method of accounting and in accordance with accounting principles generally accepted in the United States of America.

•	Investments are stated at fair value, except for investment contracts, which are stated at contract value. Fair values are calculated by reference to published market quotations, where available; where not available for certain common and collective trusts, various bases, including cost, are used in determining estimates of fair values. Contract value represents contributions made under the investment contracts, plus interest, less withdrawals and administrative expenses charged by the issue of the contract.

•	Security transactions are recorded on the trade date.

•	Investment income is recognized as earned based on the terms of the investments and the periods during which the investments are held by the Program.

Estimates — The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may differ from those estimates.

Risks and Uncertainties — The Program utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for benefits.

3.	THE MASTER TRUST

The Program’s investment advisor and named fiduciary, GMiMCo, established the Delphi Savings Trust (the “Master Trust”), pursuant to a trust agreement between GMiMCo and State Street Bank and Trust Company, as trustee of the funds, to permit the commingling of assets of several employee benefit plans for investment and administrative purposes. All assets of the ASEC Manufacturing Savings Plan and the Delphi Mechatronics Systems Savings-Stock Purchase Program were transferred to the Master Trust on January 1, 2001 and June 1, 2001, respectively. Certain Program investments are managed by Fidelity. Fidelity is the record keeper as defined by the Program and, therefore, these transactions qualify as party-in-interest transactions.

East participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment funds in which the Program’s participants invest. The net investment income or loss of each of the Master Trust investment funds is allocated by the trustee to each participating plan based on the plan’s interest in each Master Trust investment fund, as compared with the total interest of all the participating plans in each Master Trust investment fund at the beginning of the month.

As of December 31, 2002 and 2001, the Program had approximately a 67% and 70% interest in the Master Trust, respectively.

The net assets available for benefits of all participating plans in the Master Trust as of December 31 is summarized as follows (dollars in thousands):

	2002	2001
ASSETS
Investments, at fair value:
Common and collective trusts	$1,396,408	$1,345,348
Mutual funds	994,999	1,219,498
Commingled common stock funds*	566,783	716,659
U.S. Government securities	—	32,961
Corporate debt instruments	—	8,829
Loans secured by mortgages	—	2,068
Cash	—	389
Loans	143,021	151,640

Net assets available for benefits	$3,101,211	$3,477,392

*Both participant and nonparticipant-directed

Participant directed investments in the Promark Funds are included above in the common and collective trusts. Such investments are commingled with GM employee benefit plan investments in funds administered by GMTC.

The net investment loss of all participating plans in the Master Trust for the years ended December 31 is summarized as follows (dollars in thousands):

	2002	2001

Interest and dividends	$41,329	$51,410

Net (depreciation) appreciation in fair value of investments:
Common and collective trusts	(11,216)	4,464
Mutual funds	(252,675)	(233,985)
Commingled common stock funds	(248,394)	73,570
Other	—	3,548

Total net depreciation in fair value of investments	(512,285)	(152,403)

Total	$(470,956)	$(100,993)

4.	TERMINATION OF THE PROGRAM

Although it has not expressed any intent to do so, Delphi has the right to terminate the Program subject to the provisions of ERISA. Such termination of the Program, if any, would not affect a participant’s interest in assets already in the Program.

5.	FEDERAL INCOME TAXES

On April 3, 2000, the Program was determined by the IRS to be a tax-qualified employee benefit plan, meeting the requirement of Sections 401(a) and 401(k) of the Internal Revenue Code of 1986 (the “Code”), as amended, and the Trust established thereunder was determined to be exempt from United States federal income taxes under Section 501(a) of the Code. The Program has applied for, but not yet received, an updated determination letter from the IRS related to subsequent amendments to the Program. The Program’s fiduciary and tax counsel believe that the Program is designed and currently being operated in compliance with the applicable requirements of the Code and therefore no provision for income taxes has been included in the Program’s financial statements.

******

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan), have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Delphi Savings-Stock Purchase Program for Salaried Employees in the United States

(Name of Plan)

Date: June 27, 2003	By:	/s/ Michael S. Fligstein

Michael S. Fligstein Director, Pension & Welfare Benefit Plans

EXHIBIT INDEX

Exhibit No.	Description

23	Independent Auditors’ Consent

99(a)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99(b)	Certification Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002